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SE 18008653 N

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68555

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 AND ENDING 06/30/2018
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BROOKLINE GROUP LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2501 20TH PLACE SOUTH, SUITE 275
(No. and Street)

BIRMINGHAM	AL	35223
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RON GOFF 706-273-6666
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DIPIAZZA LAROCCA HEETER & CO
(Name – *if individual, state last, first, middle name*)

510 OFFICE PARK DRIVE, SUITE 100	BIRMINGHAM	ALABAMA	35223
(Address)	(City)	(State)	(Zip Code)

SEC / TM
2018 AUG 29 PM 5:06
RECEIVED

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, MADDING KING III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BROOKLINE GROUP LLC, as of AUGUST 28, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

CEO

Title

Carolyn Elizabeth Shupp

Notary Public

2/2/21

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BROOKLINE GROUP, LLC

Financial Statements and
Supplementary Information
Eighteen Months Ended June 30, 2018

BROOKLINE GROUP, LLC

Table of Contents

DiPiazza LaRocca Heeter & Co, LLC

OFFICE LOCATION
510 Office Park Drive • Suite 100
Birmingham, AL 35223
T 205.871.9973
F 205.871.9983

MAILING ADDRESS
P.O. Box 530095
Birmingham, AL 35253-0095

MEMBERS
AICPA
Alabama Society of CPAs
Center for Audit Quality
GAQC
EBPAQC

www.DLHCPA.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Brookline Group, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Brookline Group, LLC (an Alabama Limited Liability Company) as of June 30, 2018, the related statements of operations, changes in members' capital, and cash flows for the 18-month period then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Brookline Group, LLC as of June 30, 2018, and the results of its operations and its cash flows for the 18-month period then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Brookline Group, LLC's management. Our responsibility is to express an opinion on Brookline Group, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Brookline Group, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital and Aggregate Indebtedness under Rule 15c3-1 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Brookline Group, LLC's financial statements. The supplemental information is the responsibility of Brookline Group, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Net Capital and Aggregate Indebtedness under Rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

DiPiazza LaRocca Heeter & Co., LLC

DiPiazza LaRocca Heeter & Co., LLC

We have served as Brookline Group, LLC's auditor since 2012.

Birmingham, Alabama

August 28, 2018

Brookline Group, LLC

Statement of Financial Condition
June 30, 2018

Assets		
Current Assets		
Cash	$	47,608
Accounts receivable		14,920
Total current assets		62,528
Noncurrent Assets		
Warrants (not readily marketable)		386,411
Property and equipment, net		3,125
Prepaid expenses		6,059
Total noncurrent assets		395,595
Total assets	$	458,123
Liabilities and Members' Capital		
Current Liabilities		
Accounts payable	$	2,150
Accrued expenses		24,207
Total current liabilities		26,357
Members' capital		431,766
Total liabilities and members' capital	$	458,123

See notes to financial statements.

Brookline Group, LLC

Statement of Operations
Eighteen Months Ended June 30, 2018

Revenues	
Investment banking and consulting	$ 488,006
Commissions	4,416
Interest income	5
Net realized and unrealized gain on investments	28,884
Total revenues	521,311
Expenses	
Salaries, commissions and related benefits	430,755
Occupancy and other office expenses	25,659
Communications	23,395
Professional fees	68,328
Regulatory expense	30,336
Other expenses	10,771
Travel, lodging and meals	13,716
Depreciation expense	1,721
Total expenses	604,681
Net loss	$ (83,370)

See notes to financial statements.

Brookline Group, LLC

Statement of Changes in Members' Capital
Eighteen Months Ended June 30, 2018

	Class A Capital	Class B Capital	Total Members' Capital
Balance at December 31, 2016	$ 413,136	$ -	$ 413,136
Contributions from members	102,000	-	102,000
Net income (loss)	(83,370)	-	(83,370)
Balance at June 30, 2018	$ 431,766	$ -	$ 431,766

See notes to financial statements.

Brookline Group, LLC

Statement of Cash Flows
Eighteen Months Ended June 30, 2018

Cash Flows From Operating Activities		
Net loss	$	(83,370)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation expense		1,721
Unrealized gain on warrants		(42,866)
Unrealized gain on securities		(25,576)
Loss on sale of investments		39,558
Changes in assets and liabilities:		
Accounts receivable		1,602
Prepaid expenses and deposits		6,301
Accounts payable		(30,551)
Accrued expenses		(2,939)
Total adjustments		(52,750)
Net cash used in operating activities		(136,120)
Cash Flows From Investing Activities		
Proceeds from the sale of investments		6,532
Net cash provided by investing activities		6,532
Cash Flows From Financing Activities		
Member contributions		102,000
Net cash provided by financing activities		102,000
Net decrease in cash		(27,588)
Cash		
Beginning of period - January 1, 2017		75,196
End of period - June 30, 2018	$	47,608

See notes to financial statements.

Note 1. Nature of Business and Summary of Significant Accounting Policies

Nature of Business

Brookline Group, LLC (Company) is a broker dealer registered with the Securities and Exchange Commission (SEC) and is a member the Financial Industry Regulatory Authority (FINRA). The Company provides investment banking services to its clients, which include, primarily, access to new capital to its clients through private placements, private capital firms, family offices, and high net worth individuals. In April 2018, the Company made a request to FINRA to adopt a fiscal year ending June 30. The Company's request was approved, which resulted in eighteen months of financial reporting for the first year of change.

Basis of Accounting

The Company reports the results of its operations and its financial condition using the accrual basis of accounting. The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP) and to general practice within the brokerage industry.

Accounting Standards Updates Issued but not yet Effective

The Company is evaluating the impact of adopting guidance issued by FASB outlining a single comprehensive five step model for entities to use in accounting for revenue arising from contracts with customers (ASC 606, Revenue from Contracts with Customers) The revenue standard is effective for annual periods beginning on or after December 15, 2017. The Company will adopt the standard using the modified retrospective method and does not believe that the implementation of the standard will materially impact the financial statements.

Members' Capital

The Company was formed on March 11, 2010 as a Limited Liability Company under state of Delaware statutes, and in 2012 it changed its domicile and is now an Alabama Company. Under terms of the LLC Operating Agreement, the Company shall have perpetual existence unless otherwise terminated in accordance with the LLC Operating Agreement. The Company has two authorized classes of members' capital, Class A and Class B. As of June 30, 2018 only Class A shares were held by members of the Company.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from these estimates.

Investment Banking and Consulting Revenue

Investment banking revenues include fees and commissions arising from broker dealer private placements, investment banking services, finder's fees, referral fees and advisory services. Fees and commissions are recorded at the time the transaction is completed and the related income is reasonably determinable. All related expenses, including commission expense arising from these transactions, are also recorded at the date they are reasonably determined.

Commission Income

The Company records commission income and related expenses on a settlement date basis. To conform to GAAP, the audited financial statements are adjusted to trade date accounting where appropriate.

Unrealized and Realized Gains and Losses

Unrealized and realized gains and losses are calculated based on the difference between the fair market value of investments at the beginning of the period (or the purchase price if purchased during the period) and the fair market value of investments at the end of the period (or sales price if sold during the period).

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Accounts Receivable

Accounts receivable consist primarily of fees and expense reimbursements earned during the year but not received as of year-end. Receivables are recorded only when substantial evidential matter is obtained as to the validity of the receivable. As collection of receivables has historically been consistent and timely, management determined collectability is reasonably assured; as such, the Company does not record an allowance for doubtful accounts or maintain a policy for determining reserves for past due or delinquent receivables.

Investments

The Company may from time to time hold investments received as part of its compensation for investment banking services. These investments are stated at fair value. During previous years, the Company received compensation in the form of warrants from customers. The Company monitors these investments for changes in fair value based on pertinent qualitative and quantitative information available to management and makes appropriate changes to the fair value on the statement of financial position. The Company reviews investments for impairment and determines whether any impairment is other-than-temporary. The Company considers an impairment to be other-than-temporary when it is more likely than not that the investment will be liquidated at an amount less than its cost basis. Any other-than-temporary impairments are recognized as realized losses from investments and a new cost basis is established.

Property and Equipment, Net

Property and equipment are stated at cost less accumulated depreciation. Maintenance and repairs are charged to expense as incurred, and renewals and betterments are capitalized and depreciated over the estimated useful lives of the related assets. Gains and losses on disposals are credited or charged to operations.

Depreciation

Depreciation is computed on the straight-line basis using a life that most closely approximates an asset's useful life. As of June 30, 2018, property and equipment consisted of computers, all of which have a five year estimated useful life.

Depreciation expense amounted to $1,721 for the eighteen months ended June 30, 2018.

Advertising Costs

The Company expenses advertising costs during the period in which they are incurred. During the eighteen months ended June 30, 2018, the Company charged $13,500 to advertising expense, which is included in communications expenses in the accompanying statement of operations.

Income Taxes

The Company is treated as a partnership for federal and state income tax purposes. As a partnership, it is not a taxpaying entity for federal or state income tax purposes. Accordingly, no provision for income taxes has been recorded in the financial statements. All income or losses will be reported on the members' respective income tax returns.

Management has evaluated the Company's tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, *Income Taxes*. The Company is not subject to income tax examinations by the U.S. federal, state or local taxing authorities for years prior to 2014, with few exceptions.

Risk and Uncertainties

Investments are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the value of investments will occur in the near term and that such changes could affect the Company's financial condition.

Subsequent Events

The Company has evaluated events or transactions occurring after June 30, 2018, the balance sheet date, through August 28, 2018, the date the financial statements were issued, and determined there have been no such events or transactions which would impact the financial statement for the eighteen months ended June 30, 2018.

Note 2. Concentrations of Credit Risk

The Company maintains its cash balances at high credit quality financial institutions. At times, the balances in these accounts may have exceeded federally insured limits. The Company did not experience any losses in such accounts. The Company periodically reviewed the relative credit standing of the financial institution and believed it was not exposed to any significant credit risk on cash.

The Company is engaged in various investment banking activities in which counterparties primarily include private and public companies. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of counterparties.

Note 3. Fair Value Measurements

Under the FASB's authoritative guidance on fair value measurements, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at

the measurement date. In determining fair value, the Company uses various methods including market, income and cost approaches. Based on these approaches, the Company often utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable inputs. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques the Company is required to provide the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1 Quoted prices for identical assets and liabilities traded in active exchange markets, such as the New York Stock Exchange.

Level 2 Observable inputs other than Level 1, including quoted prices for similar assets or liabilities, quoted prices in less active markets, or other observable inputs that can be corroborated by observable market data. Level 2 also includes derivative contracts whose value is determined using a pricing model with observable market inputs or can be derived principally from or corroborated by observable market data.

Level 3 Unobservable inputs supported by little or no market activity for financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation; also includes observable inputs for nonbinding single dealer quotes not corroborated by observable market data.

The Company has various processes and controls in place to ensure that fair value is reasonably estimated. A model validation policy governs the use and control of valuation models used to estimate fair value. This policy requires review and approval of models, and periodic re-assessments of models to ensure that they are continuing to perform as designed. Where market information is not available to support internal valuations, independent reviews of the valuations are performed and any material exposures are escalated through a management review process.

While the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

Following is a description of the valuation methodology used for assets measured at fair value.

Warrants: As of June 30, 2018, warrant instruments were valued at the fair value using market quotations or Black-Scholes option-pricing of the underlying stock, reduced by the exercise price of the warrant. Warrant instruments using the Black-Scholes option-pricing model assumed a discount rate of 2.49%, expected life of 2 years, volatility of 24%, and dividend yield of 0.0 percent. Since market quotations were not readily available for all warrant instruments, the warrants were valued at their fair value determined in good faith under procedures established by management.

In determining fair value, the Company considers all relevant qualitative and quantitative information available. These factors are subject to change over time and are reviewed periodically.

The following table sets forth by level, within the fair value hierarchy, the Company's financial assets at fair value as of June 30, 2018.

	Assets at Fair Value as of June 30, 2018			
	Level 1	Level 2	Level 3	Total
Warrants	$ -	$ -	$ 386,411	$ 386,411
Total financial assets	$ -	$ -	$ 386,411	$ 386,411

The following table presents a reconciliation of assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3 assets).

	Warrants
Balance, January 1, 2017	$ 337,817
Total unrealized gain included in statement of operations	48,594
Balance, June 30, 2018	$ 386,411

The Company recognizes transfers into and out of levels at the end of the reporting period. There were no transfers during the eighteen months ended June 30, 2018.

The following table presents a schedule of financial assets held by the Company as of June 30, 2018 and the related unrealized gains and losses. Net realized and unrealized gains and losses on financial assets are included in net income.

	Cost	Fair Value	Unrealized Gain (Loss)
Warrants	$ 14,854	$ 386,411	$ 371,557
Total financial assets	$ 14,854	$ 386,411	$ 371,557

Note 4. Property and Equipment, Net

Property and equipment, net of accumulated depreciation, consist of the following as of June 30, 2018:

		June 30, 2018
Computer equipment	$	7,174
Accumulated depreciation		(4,049)
	$	3,125

Note 5. Commitments

The obligation for additional office space is under a Shared Services Agreement as described in Note 6.

Rental expense amounted to $14,976 for the eighteen months ended June 30, 2018 and is included in occupancy and other office expenses on the accompanying statement of operations.

The Company is subject to legal proceedings and claims arising in the ordinary course of its business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's financial position, results of operations, or cash flows.

Note 6. Related Party Transactions

The Company utilized office space and paid overhead costs under the terms of a Shared Services Agreement on a month-to-month basis. The parties of this agreement are Brookline Group, LLC and another company with which it shares partial common ownership. For the eighteen months ending June 30, 2018, total rent and overhead costs incurred totaled $14,976 and $3,600, respectively, and were determined primarily based on a proportion of space occupied and resources utilized.

Note 7. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c 3-1), which requires that the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, as defined by Rule 15c 3-1, shall not exceed certain limits. At June 30,2018, the Company was in compliance with both their minimum net capital and ratio of aggregate indebtedness requirements.

Note 8. Annual Audit Report

The audited financial statements of the Company for the most recent audit period are available at the principal office of the Company, and will be mailed upon written request pursuant to SEC Rule 17a-5.

Note 9. Subordinated Liabilities

There were no liabilities which were subordinated to the claims of general creditors at June 30, 2018.

Note 10. Possession or Control Requirement

There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c3-3 (K)(2)(ii) which requires that all customer funds and securities be promptly transmitted to the clearing broker who carries the customer accounts. The Company does not have any possession or control of customer funds or securities.

Brookline Group, LLC

Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1 of the Securities and Exchange Commission
As of June 30, 2018

Computation of net capital		
Total stockholder's equity qualified for net capital	$	431,766
Deduct non-allowable assets:		
Receivable from Finra		248
Receivables from employees		2,627
Receivables from affiliates		12,045
Other investments - warrants		386,411
Property and equipment, net		3,125
Prepaid expenses		6,059
Net capital	$	21,251
Computation of basic net capital requirement		
Minimum net capital required (6-2/3 percent of aggregate indebtedness)	$	1,757
Minimum dollar net capital requirement	$	5,000
Net capital requirement	$	5,000
Excess net capital	$	16,251
Excess net capital (net capital less 120% of minimum dollar net capital requirement)	$	15,251
Computation of aggregate indebtedness		
Total aggregate indebtedness from statement of financial condition	$	26,357
Percentage of aggregate indebtedness to net capital		124%

See report of independent registered public accounting firm.

Brookline Group, LLC

Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1 of the Securities and Exchange Commission
As of June 30, 2018

Reconciliation with the Company's computation		
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$	21,459
Audit adjustments:		(208)
Net capital per calculation above	$	21,251

See report of independent registered public accounting firm.

DiPiazza LaRocca Heeter & Co, LLC

OFFICE LOCATION
510 Office Park Drive • Suite 100
Birmingham, AL 35223
T 205.871.9973
F 205.871.9983

MAILING ADDRESS
P.O. Box 530095
Birmingham, AL 35253-0095

MEMBERS
AICPA
Alabama Society of CPAs
Center for Audit Quality
GAQC
EBPAQC

www.DLHCPA.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Management
of Brookline Group, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Brookline Group, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Brookline Group, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) stated that Brookline Group, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Brookline Group, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Brookline Group, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

DiPiazza LaRocca Heeter & Co., LLC

DiPiazza LaRocca Heeter & Co., LLC

Birmingham, AL

August 28, 2018

Brookline Group, LLC's Exemption Report

Brookline Group, LLC (Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3(k): 17 C.F.R. § 240.15c3-3(k)(2)(ii).

The Company clears all customer transactions on a fully-disclosed basis with a clearing broker-dealer and promptly transmits all customer funds and securities to said broker-dealer. The clearing broker-dealer carries all of the customer accounts of the Company and maintains and preserves such books and records related to customer accounts as required by Rules 17a-3 and 17a-4.

The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(ii) throughout the most recent fiscal year, without exception.

Brookline Group, LLC

I, Madding King III, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________

Title: CEO

August 28, 2018